Integra Resources Intercepts High-Grade at War Eagle and Florida Mountain,

Including 73.62 g/t Au and 817.29 g/t Ag Over 4.27 m at War Eagle

• War Eagle Exploration Drilling Highlight Intercepts:

• Drill hole IWE19-01

◾ 10.88 g/t gold (“Au”) and 115.31 g/t silver (“Ag”) (12.37 g/t gold equivalent (“AuEq”)) over 34.14 meters (“m”)

• Including: 73.62 g/t Au and 817.29 g/t Ag (84.14 g/t AuEq) over 4.27 m

• Including: 9.93 g/t Au and 48.34 g/t Ag (10.55 g/t AuEq) over 3.05 m

◾ 6.03 g/t Au and 269.33 g/t Ag (9.50 g/t AuEq) over 2.13 m

• Drill hole IWE19-02

◾ 8.32 g/t Au and 713.73 g/t Ag (17.51 g/t AuEq) over 1.22 m

• Assays pending on 4 drill holes from War Eagle. These drill holes encountered similar style occurrences of silificied and sulphidized breccias as those intercepted in the first 3 drill holes.

• Florida Mountain Metallurgical Drilling Highlight Intercepts:

• Drill hole IFM19-050

◾ 1.69 g/t Au and 26.46 g/t Ag (2.03 g/t AuEq) over 45.78 m

• Including: 19.58 g/t Au and 68.18 g/t Ag (20.46 g/t AuEq) over 2.13 m

• Including: 6.82 g/t Au and 10.15 g/t Ag (6.95 g/t AuEq) over 1.68 m

• Drill hole IFM19-057

◾ 12.87 g/t Au and 17.91 g/t Ag (13.10 g/t Au Eq) over 1.22 m

• Drill hole IFM19-058

◾ 18.50 g/t Au and 850.70 g/t Ag (29.45 Au Eq) over 1.52 m

• Drill hole IFM19-062

◾ 2.12 g/t Au and 181.96 g/t Ag (4.47 g/t AuEq) over 37.95 m, incl: 7.68 g/t Au and 623.86 g/t Ag (15.71 g/t AuEq) over

4.88 m

• Drill hole IFM19-064

◾ 1.75 g/t Au and 114.17 g/t Ag (3.22 g/t AuEq) over 45.42 m

• Including: 7.09 g/t Au and 27.43 g/t Ag (7.45 g/t AuEq) over 2.68 m

• Including: 7.08 g/t Au and 795.73 g/t Ag (17.32 g/t AuEq) over 1.52 m

• Including: 0.46 g/t Au and 508.98 g/t Ag (7.01 g/t AuEq) over 3.51 m

• Florida Mountain high-grade intercepts encountered in metallurgical test work drilling, highlighting future opportunity to augment grade of low-grade mill feed currently modeled in the maiden PEA, and pointing to potential to expand high-grade at depth.

VANCOUVER, British Columbia, Dec. 10, 2019 -- Integra Resources Corp. (“Integra” or the “Company”) (TSX-V:ITR; OTCQX:IRRZF) is pleased to report a series of high grade gold-silver drill results from the 2019 Fall drill programs at Florida Mountain and War Eagle Mountain, situated on the DeLamar Project in southwest Idaho.

“The results announced today further underscore the potential for high grades of gold and silver to occur in the low sulphidation epithermal systems at the DeLamar Project,” stated George Salamis, Integra’s President and CEO. “The Company has completed seven drill holes at War Eagle covering a strike length of 300 meters. High gold and silver grades were encountered in two of the first three holes from War Eagle, with four drill holes still pending from the campaign. At Florida Mountain, high gold and silver grades were encountered in low grade zones that were drilled for metallurgical sampling purposes. In some of these zones, high grades had not previously been modeled, supporting the exploration thesis that additional high-grade zones are prevalent and undiscovered at Florida Mountain. Results from these two areas, separated by over 4.75 km, highlight the high-grade nature of these deposits and further corroborate the narrative of a high-grade mining history in the DeLamar and Silver City districts, where grades of these sorts were commonly mined underground in the late 1800’s and early 1990’s.” Mr. Salamis added, “The exploration program at Florida Mountain in 2020 will focus in part on the connection between the shallow high-grade zones encountered this year in near surface drill holes and the high-grade veins that were mined historically below Florida Mountain. As highlighted in the Company’s Preliminary Economic Assessment, the potential for future high-grade mineralization to augment low-grade mill feed in future milling scenarios could significantly enhance production profiles and future economics at the Project and remains entirely relevant at this point. Further testing of these and other high-grade zones is planned for 2020.”

War Eagle High Grade

Drilling at War Eagle commenced in October of this year, with seven drill holes completed over a strike length of 300 m, for a total of 2,230 m completed to date. High-grade gold and silver mineralization is hosted in quartz-pyrite cemented rhyolite breccias and brecciated volcano-sediments. All holes drilled this year at War Eagle intersected these mineralised breccias to varying degrees.

The following table highlights selected intercepts from the War Eagle drill holes announced today:

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
IWE-19-01	116.74	150.88	34.14	10.88	115.31	12.37
Incl:	116.74	121.01	4.27	73.62	817.26	84.14
Incl:	147.83	150.88	3.05	9.93	48.34	10.55
IWE-19-01	315.16	317.30	2.13	6.03	269.33	9.50
IWE-19-02	172.82	196.14	23.32	1.40	51.42	2.06
Incl:	194.16	195.38	1.22	8.32	713.73	17.51
IWE-19-02	87.48	88.70	1.22	2.32	0.83	2.33

(1) Downhole thickness; not yet able to estimate true width as drill hole data for only 3 drill holes has been received to date

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view a cross section of War Eagle, please click the following link:

https://www.integraresources.com/site/assets/files/2572/war_cross_section_dec_2019.pdf

To view a plan view of the War Eagle area, please click the following link:

https://www.integraresources.com/site/assets/files/2572/w_eagle_dec_2019_collars_-_map.pdf

The War Eagle district has a long and illustrious history of high-grade underground mining, dating back to the late 1800’s. Based upon records from the 1800’s, gold and silver mineralized material from War Eagle was recovered in far greater amounts from far less material mined, resulting in a significantly higher unit value per ton than any other mining operation in the district. Integra’s high-grade intercepts reported today support the relevance of the high-grade history at War Eagle.

Results are pending from four additional drill holes completed at War Eagle. Given the high grades results reported today, Integra plans on completing additional exploration work at War Eagle in the Spring of 2020. A soil sampling program completed in early November delineated a large north-south trending 200 m x 1000 m soil arsenic (“As”) and gold anomaly several hundred meters east of the structures drilled in 2019. An induced polarization (“IP”) survey is also planned for late Q2 2020 to help define drill targets in this large As-Au anomaly prior to recommencing drilling.

Florida Mountain High-Grade

The following table highlights selected intercepts from the Florida Mountain metallurgical testwork drill holes released today:

Drill Hole Number	From (m)	To (m)	Interval (m)(1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
IFM-19-050	8.08	53.86	45.78	1.69	26.46	2.03
Incl:	16.46	18.59	2.13	19.58	68.18	20.46
Incl:	23.17	24.84	1.68	6.82	10.15	6.95
IFM-19-054	55.47	58.52	3.05	3.06	253.68	6.32
	111.86	113.39	1.52	9.70	12.85	9.87

	5.18	6.71	1.52	9.31	3.40	9.35
IFM-19-057	8.23	9.45	1.22	12.87	17.91	13.10
	9.45	10.97	1.52	5.17	4.72	5.23
IFM-19-058	206.35	207.87	1.52	18.50	850.70	29.45
IFM-19-062	0.00	37.95	37.95	2.12	181.96	4.47
Incl:	0.00	4.88	4.88	7.68	623.86	15.71
IFM-19-064	23.47	69.80	45.42	1.75	114.17	3.22
Incl:	55.47	59.89	3.51	0.46	508.98	7.01
Incl:	67.36	69.80	1.52	5.70	621.89	13.70

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 80% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view a plan view of the Florida Mountain area, please click the following link:

https://www.integraresources.com/site/assets/files/2572/florida_collars_dec_2019_-_map.pdf

Integra embarked upon a shallow (less than 200m vertical) metallurgical drill program at Florida Mountain, that commenced in August of this year. The program was designed to collect low-grade oxide and transitional sample material for pre-feasibility level metallurgical test-work purposes, with the results feeding into future studies. The high-grade intercepts reported today with 1.5m to 5m wide intervals are from the upper levels of the Trade Dollar, Alpine and Tip Top veins. Historic records from the underground mining era clearly demonstrate that these veins were most productive in the underlying granite transitioning upwards into broad stockwork zones in the overlying rhyolite flows. Within the granite, individual stopes typically had down dip extents of several hundred meters over strike-lengths of 100 to 200 m, with a reported cut-off grades of +15 g/t Au and some stopes reportedly averaging in excess of 60 g/t Au. The Trade Dollar vein, which was the most extensively mined structure, had an overall strike length in excess of 2,000 m, while the strike extents of the Alpine and Tip Top vein systems are not yet defined.

The high-grade intercepts encountered as part of this metallurgical sampling program are considered to be very encouraging as they demonstrate that the Tip Top and Alpine veins, like the Trade Dollar vein, represent high-grade vein targets. These targets, particularly in the underlying granite, remain largely untested by drilling. The intercepts reported today, together with an analysis of blast-hole data from the 1990’s open-pit operation, are being used to target the locations of potentially high-grade mineralized shoots in the underlying granite. Testing these deeper targets is planned to be a significant part of the 2020 exploration program at Florida Mountain.

High Grade Gold-Silver Thesis to Potentially Augment Future Milling Scenario Highlighted in the PEA

As highlighted in the recent PEA, future processing of gold and silver mineralization at DeLamar contemplates milling of Florida Mountain unoxidized mineralization through a 2,000 tonne per day mill scenario. The feed grade for this mineralization was estimated to be approximately 1 g/t AuEq and was to be concentrated through flotation before regrinding and leaching.

Given the recent discovery of high grades at both War Eagle and Florida Mountain and the prospects for increasing the resource on the multiple trends that extend past the margins, subject to future studies and drill results, it is possible that the contemplated 1 g/t AuEq unoxidized feed grade could be augmented by material of a much higher grade. Future drilling and studies will be designed to explore this option.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, and is a “Qualified Person” (“QP”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the “Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold – Silver Project, Owyhee County, Idaho, USA (October 22, 2019).”

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

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